UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On February 18, 2014, the trustees of the Company’s Series A and Series B note holders filed a petition with the District Court of Tel Aviv (the “Court”) for a stay of proceedings and the appointment of Mr. Yoav Kfir (the “Trustee”) as a trustee over the Company. The Court ordered that the Company file its response by the end of business on February 19, 2014 and scheduled a hearing on February 20, 2014.

The petition proposes a stay of proceedings for a period of 90 days or until the Court rules otherwise, during which:

-	No legal actions may be taken against the Company without the approval of the Court;

-	No receiver may be appointed with respect to the assets of the Company without the approval of the Court;

-	No creditor of the Company (including the Office of the Chief Scientist) may seek personal relief without the approval of the Court;

-	The Trustee would be authorized to take any action in the name of the Company;

-
The Trustee would be authorized to utilize the assets of the Company and to engage service providers and professionals, as necessary, including the employment of any employees of the Company, in order to implement his actions as trustee;

-
The Trustee would make payments from the account of the Company solely for services and products to be provided to the Company during the period of the stay in the context of its ongoing activities and in order to advance the arrangement proceedings and rehabilitation of the Company; and

-	Any action to be taken in the name of the Company would require the signature of the Trustee or another person authorized by the Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: February 18, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer